UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Maura Gedid / Susan Borinelli (646) 452-2335 / 2333 mgedid@breakstone-group.com sborinelli@breakstone-group.com

For immediate release

ASUR Announces Opening Date of Terminal 3 at Cancun Airport

Mexico DF, May 7, 2007, Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized Mexican airport group and the operator of Cancun International Airport and eight other airports in southeastern Mexico, announced today that the opening of the new Terminal 3 at Cancun Airport is expected to take place on May 17, 2007.

With a total investment of approximately US$100 million, Terminal 3 constitutes ASUR’s most ambitious investment project to-date. Terminal 3 will double international passenger capacity at Cancun Airport. It will have a covered area of 42,000 square meters, 84 check-in counters and a platform equipped with 11 gates. The terminal will have state-of -the -art security equipment, including the first CT scanning system in Mexico for all checked baggage.

The design of the building has been planned and executed to ensure the comfort of passengers. The terminal will have open public spaces and a wide variety of facilities and services. Prior to boarding, passengers will be able enjoy a relaxed atmosphere with an innovative commercial concept.

The design of the terminal is modern, dynamic and functional, offering visitors a unique experience from the moment they enter the destination of Cancun, port of entry to the Mexican Caribbean.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date:May 7, 2007